UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 8, 2010

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes                    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 8 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

Company Secretariat

1 April 2010

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing Procedure.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing Procedure.

Name of person discharging managerial responsibilities	Mr J M Yeager

Date of last notice	18 December 2009

Date issuer informed of transaction	1 April 2010

Date and place of transaction	Shareplus employee share plan trust purchased the shares on the New York Stock Exchange on 5 March 2010. The shares were allocated and the issuer informed on 1 April 2010.

Nature of transaction

Due to the expiry of the Qualification Period and satisfaction of other conditions under the terms of the all employee share plan Shareplus (2007) the:

•  acquisition of 134 Matched Shares ordinary fully paid shares of BHP Billiton Limited (held as 67 BHP Billiton Limited ADRs) (see Part 3), and

•  transfer of 134 Acquired Shares ordinary fully paid shares of BHP Billiton Limited (held as 67 BHP Billiton Limited ADRs).

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)

Mr Yeager has an indirect interest in 274* ordinary shares in BHP Billiton Limited (held as 137* BHP Billiton Limited ADRs) held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.

Mr Yeager also holds an indirect interest in 268* ordinary shares in BHP Billiton (held as 134 BHP Billiton ADRs) held by Cede & Company, and they are held on behalf of Mr Yeager as beneficial owner.

*  Note – total above includes shares allocated and transferred in this transaction (Matched Shares)

Date of change	1 April 2010

No. of securities held prior to change	408 ordinary shares in BHP Billiton Limited (held as 204* BHP Billiton Limited ADRs)

Class	BHP Billiton Limited ADRs

Number acquired	134 BHP Billiton Limited (67 BHP Billiton Limited ADRs)

Number disposed	—

Value/Consideration	Nil priced Matched Shares (BHP Billiton Limited)

No. of securities held after change	542 ordinary shares in BHP Billiton Limited (held as 271* BHP Billiton Limited ADRs)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation and transfer of Matching Shares and transfer of Acquired Shares from Computershare Nominees.

Any additional information

Mr Yeager has a direct interest in 23,364 ordinary shares in BHP Billiton Limited.

There is no change to the above direct holding.

Shareplus is an all-employee share purchase plan. Under the plan, employees contribute monies to purchase shares (Acquired Shares), up to an annual contribution limit of US$5,000 in any Plan year. Shares are purchased on a quarterly basis using the employees’ contributions made each pay period over the preceding 3 months. Any Acquired Shares still held by employees at the end of a 3 year qualification period will be matched by the company on a 1:1 basis.

Part 2 – Change of interests in contracts other than as described in Part 3

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

Part 3 – Change of interests in options or other rights granted by the entities (cont’d)

Total number of securities over which options or other rights held at the date of this notice	86,250	– maximum number Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS

	1,082,702	– maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

	274	– maximum number of Matched Shares (ordinary shares of BHP Billiton Limited, held as 137 Limited ADRs) under Shareplus

	1,169,226	– Total

Any additional information		This notification is in respect of the vested Matched Shares under Shareplus where 134 (67 ADRs) Matched Shares under the 2007 scheme were purchased and transferred (see Part 1).

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Fiona Smith – BHP Billiton Limited Geof Stapledon – BHP Billiton Plc

Contact details	Fiona Smith	Tel: Fax:	+61 3 9609 3179 +61 3 9609 4372

	Geof Stapledon	Tel: Fax:	+44 20 7802 4176 +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia